RCAI
                                  [LETTERHEAD]


March 23, 2005

Mr. John Cash
United States Securities And Exchange Commission
Washington, D.C. 200549-0510

Dear Mr. Cash,

Thank you for your letter and comments in regards to our Form 10-KSB for the fiscal year ending June 30, 2004 File No. 0-29881. Below are our comments and or explanations to each of your comments for your review.

                   10-KSB for the Period Ended June 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

 We will be sure to comply in all future filings.

2. Your 1934 Exchange Act filings should use 0-29881 as the commission file number.

 We will be sure to comply in all future filings.

3. In reviewing your filings we note situations where information contained in your financial statements did not agree with financial disclosures provided in your management discussion and analysis. Please proofread your filing prior to submission. We will be sure to proofread our filing prior to submission on all future filing.

Trade Secrets, Patents and Trademarks

4. Please disclose the status of your domestic and international patents pending. See Item 101(8) of Regulations S-B.

We have received a Notice of Allowance in regards to our domestic patents and have made application for our international patents.
We  have sent you via courier a copy of these documents for your review.

Raw Materials

5. You indicate that your products require a raw material that is difficult to obtain and is sourced from one supplier. Please disclose the potential impact, if material, of this situation on your future operations and name of the supplier. See Item 101(5) of Regulation S-B.

 Since June 30, 2004 we have identified multiple suppliers of this raw material at competitive prices with large inventory. We do not envision any difficulty in obtaining raw materials at reasonable prices in the future, and do not judge raw materian supply a significant risk in our business.

Market for Common Equity and Related Stockholder Matters

6. As indicated in Item 201(a) (iii) of Regulation S-B, you are only required to provide information for each quarter within the last two fiscal years. Please provide information concerning your holders, dividends and securities authorized for issuance under equity compensation plans as required under Item 201 (b), (c) and (d).

We will make sure to provide information only for each quarter within the last two fiscal years in our future filings of Form 10-K.

The following is the information for the holders, dividends and securities authorized for issuance under equity compensation plans:

MARKET FOR COMMONEQUITY AND RELATED STOCKHOLDER MATTERS MARKET FOR COMMON EQUITY

The Company's common stock is traded on the NASD Over-the-Counter Electronic Bulletin Board under the symbol of RCAA. As of June 30, 2004, the Company had 25,616,962 shares of common stock outstanding, with approximately 9,038,141 in the public float and approximately 671 shareholders of record. For the fiscal year ended June 30, 2004, the Company reported revenues of $289,218 and a net loss of $2,272,770.

The following table sets forth in United States dollars the high and low bid and ask quotations for the Company's common stock for each quarter within the last two fiscal years. Such bid and ask quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and do not necessarily represent actual transactions. The source of the following information is the NASD Over-the-Counter Electronic Bulletin Board. The Company's Common Stock trades over-the-counter on the Bulletin Board under the trading symbol "RCAA". The closing sales price as of Jun 30, 2004, was $0.38 per share.

Set forth below is the high and low bid information for the Company's Common Stock for each full quarterly period within the four most recent fiscal years.

                        High    Low     High    Low
Period                  Bid     Bid     Ask     Ask
---------------------  -----   -----   -----   -----
4th Quarter 2003/2004   0.50    0.33    0.55    0.39
3rd Quarter 2003/2004   0.73    0.44    0.77    0.47
2nd Quarter 2003/2004   0.82    0.60    0.85    0.62
1st Quarter 2003/2004   0.83    0.44    0.85    0.53

4th Quarter 2002/2003   0.80    0.30    0.85    0.35
3rd Quarter 2002/2003   0.36    0.13    0.45    0.19
2nd Quarter 2002/2003   0.40    0.12    0.50    0.17
1st Quarter 2002/2003   0.38    0.20    0.45    0.27

4th Quarter 2001/2002   0.30    0.22    0.49    0.35
3rd Quarter 2001/2002   0.55    0.28    0.83    0.55
2nd Quarter 2001/2002   0.42    0.36    0.55    0.43
1st Quarter 2001/2002   0.51    0.37    0.63    0.52

4th Quarter 2000/2001   1.03    0.50    1.56    1.06
3rd Quarter 2000/2001   1.4375  0.75    1.5625  1.00
2nd Quarter 2000/2001   0.58    0.27    0.79    0.35
1st Quarter 2000/2001   0.80    0.51    1.00    0.75

MARKET

The Company's securities are currently quoted on the Nation Association of Securities Dealers, Inc.'s NASDAQ Over-the-Counter Bulletin Board: RCAA.

SECURITY  HOLDERS

As  of  June  30,2004,the  Company had approximately 671 common stock holders.

DIVIDENDS

There have been no cash dividends declared or paid since the inception of the Company.

DESCRIPTION OF SECURITIES

GENERAL

The Company is authorized to issue 75,000,000 shares of capital stock, $.01 par value per share. As of June 30, 2004, 25,616,962 shares of Common Stock were outstanding and held of record by approximately 671 persons.

Computerhsare, 350 Indiana Street ; Golden, Colorado 80401, acts as transfer agent and registrar for the Company's common stock.

Liquidity and Capital Resources

7. Provide a more detailed description of activities that provide or use cash in operating, investing and financing activities. In the discussion of operating cash flows, address each impact of and reasons for changes in working capital components. Refer to SEC Release 33-8350 dated December 19, 2003.

During the period, the cash and cash equivalents of the Company increased by $743. The Company generated cash of $1,836,299 from the financing activities out of which $1,796,433 was generated from the sale of stock. The Company used $ 1,948 for the purchase of equipment reflected on the cash outflow from the investing activities. The Company used $ 1,833,607 of cash in the operating activities.

The accounts receivable increased by $ 224,967 during the year as compared to decrease in the prior in the amount of $ 34,185. The increase in accounts receivable is due to sales made to NAS on which monies have not been collected until the end of the year.

The notes receivable increased by $ 714,148 during the year. The notes receivable comprises of amounts due from North American Systems Inc.(NAS), the sole United States distributor of the Company's line of Alderox(tm) products, working in Salt Lake City (SLC) under a revolving loan agreement. The receivable is for the sale of all the assets of the Company in SLC as well as other amounts transferred to the distributor at various times during the period according to the agreement with NAS and is secured by assets of NAS. Part of the agreement with NAS requires that the Company will provide loans to NAS to be used towards meeting the working capital requirements until such time when NAS is able to start paying the amount owed to the Company through sale of the Company's line of Alderox(tm) products. The receivable bears interest at the rate of 10% per annum. The agreement terminates October 14, 2005. As of June 30, 2004, the Company has recorded an allowance for doubtful debts of $270,000 against the notes receivable.

8. Please tell us disclose more information about the operating letter of credit you have secured with Canvasback Company Limited. Your subsequent quarterly filings do not provide information concerning this financing source.

On March 26, 2002, the Company consummated an Agreement with Canvasback, whereby the Company issued 1.875M shares of it's common stock options to acquire additional shares of the Company's common stock at an exercise price of $0.40 per share, exercisable on or before March 25, 2007, in exchange for Canvasback's cancellation of a total of $750,000 in principle and secured interest owed by the Company to Canvasback as a result of the Company's draw downs of cash under the Canvasback letter of credit.

Statements of Stockholders' Deficit

9. Please tell us what authoritative accounting literature on which you based the recording of transactions in the "Stock to be issued" section of the statement.

 Shares to be issued:

The Company received services during the period from an independent contractor and agreed to issue shares for the services received. The value of services
amounted to $ 5,000. The average market price of stock on the date   of
service was $ 0.50. The Company agreed to issue 10,000 shares, booked the expense and credited the amount to shares to be issued since the shares were not issued until the end of the period. The shares were not printed until the end of the period. Therefore stock transfer agent report does not report that amount of shares. Shares to be issued is part of equity and similar to share capital except that the physical delivery of shares has not taken place through the end of the balance sheet.

Statement of Operations

10. Please tell us the expense categories and related amounts comprising your total operating expenses for 2004.

  The total operating expenses amounts to $ 2,044,600.

  Following is the breakdown of the expenses:

  Bad Debt Expense                 $ 270,000
  Legal & Professional fees          353,100
  Consulting Expenses                594,847
  Salaries and payroll taxes         408,748
  Litigation expense                 128,000
  Other operating expenses           289,905

Note 5 - Property and Equipment

11. Please tell us more about your equipment sale to North American Systems during fiscal 2004 and then subsequent agreement to acquire 100% ownership in the machinery, operating systems and manuals. Tell us how these transactions were accounted for and if North American Systems is a related party.

During the period ended September 30, 2003, the Company appointed North American Systems, Inc. (NAS) as the sole United States distributor of Company's Alderox(tm) line of products. On August 1, 2003 the Company entered into an agreement to sell all the assets "including equipment" in Salt Lake City to NAS. The assets to be sold have a carrying value of $111,834. This transaction can not be consummated until an audit of NAS has been completed.

NAS is not a related party to RCAI.

Note 10 - Major Customers and Concentration of Credit Risk

12. You indicate that 2004 sales to two major customers was $321,239; however, net revenue per your statement of operations was $289,218. Please tell us how sales to these two customers are greater than total net revenue per your statement of operations. Please tell us what payment terms you have offered to these major customers. We note that your entire receivable balance is owed by North American Systems, Inc. Please tell us what portion of this receivable balance is represented by product sales.

There has been a typing error on the Form 10-K for amount   represented for
major customers. The total sales to two major   customer was $ 283,635 (and not
$ 321,239)..

All the receivable balance is represented by product sales.

Note 12 - Stockholder Equity

13. Please disclose the weighted-average grant-date fair market value of options granted during 2004 and 2003. If the exercise prices of the options differ from the market price of the stock on the grant date, weighted-average exercise prices and weighted-average fair values of options should be disclosed separately for options whose exercise price (1) equals, (2) exceeds, or (3) is
less than the market price of the stock on the grant date.   Refer to paragraph
47(b) of SFAS 123.

For the year ending June 30, 2003, the weighted average grant date exercise price was $0.40 and the weighted average grant date fair value of all options granted was $0.41. The exercise price of all options granted during the year equaled their market value.

For the year ending June 30, 2004, the weighted average grant date fair value of options granted was $0.21. The weighted average exercise price of the option was $ 0.56 whereas the market price of the stock at the grant date was $ 0.77.

Note 14 - Litigation

14. Please tell us how you accounted for the exchange of 200,000 shares of your common stock relating to the settlement of the lawsuit brought by two of your former employees.

The Company settled a lawsuit with two former employees during the year ended June 30, 2004. As of March 30, 2005 all of the 200,000 shares previously held by these past employees will have all been returned to the Company and be held as un-issued treasury shares.

Item 11 - Security Ownership of Certain Beneficial Owners and Management

15. Please include all items required by Item 403 of Regulations S-B, including percent of class.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the common stock (including common stock acquirable within 60 days pursuant to options, warrants, conversion privileges or other rights) of the company as of June 30, 2004 (i) by each of the Company's directors and executive officers, (ii) all executive officers and directors as a group, and (iii) all persons known by the Company to own beneficially more than 5% of the common stock. All persons listed have sole voting and investment power over the indicated shares unless otherwise indicated. Name

                                         Shares    Percent%

Michael Davies                           2,025,807  .0790%
Gordon Davies                            2,017,400  .0787%
Kurt Baum                                3,859,341  .1506%
Canvasback Company Limited               4,003,924  .1562%
                                         ---------      -------
All Officers and Directors               11,906,472     .4647%
As a Group                               ==========     =======


Controls and Procedures

16. Please provide the information required by Items 307 and 308(d) of Regulation S-B.

Regarding Item 307 and 308: Applicant will add the following language to its Form 10KSB Annual Report commencing with its next filing of this form:

"Controls and Procedures"

(a) Within 90 Days prior to the filing date of this report, with the participation of the Company's management, the Company's President and Chief Financial Officer, the persons responsible for establishing and maintaining adequate internal control over financial reporting for the Company, evaluated the effectiveness of the Company's disclosure controls and procedures in accordance with Rule 13a-14 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by the Company in reports that it files under the Exchange Act is properly recorded, processed, summarized and reported within the time period specified in the Commission's rules and procedures. No material weakness was found in the Company's internal control over financial reporting.

(b) There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls, subsequent to the date of the above referenced evaluation.

(c) This Company's independent registered public accounting firm that audited the Company's financial statements included herein, has issued an attestation report on management's assessment of the Company's internal control over financial reporting.

Code of Ethics

17. Disclose whether you have adopted a code of ethics that applies to your principal executive, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required by Item 406 or Regulation S-B.

Regarding our Code of Ethics:

We intend to adopt a code of ethics that applies to our principle executive officer, principal financial officer, principle accounting officer or controller, and other persons performing similar functions. We intend to post the text of our code of ethics on our website in connection with our "Investor Relations" materials at www.rca-inc.com. In addition, we intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our principle executive officer, principal financial officer, principle accounting officer or controller, and other persons performing similar functions
(2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specific officers, (3) the name of such person who is granted the waiver, and the date of the waiver on our web site in the future.

We do not currently have a code of ethics as this is a new regulatory requirement and we are examining the various form and contents of other companies' written code of ethics, and discussing the merits and meaning of a code of ethics to determine the best form for our Company.


Item 14 - Principal Accountant Fees and Services

18. Disclose, under the caption "Audit Fees", the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of your annual financial statements and review of financial statements included in your Form 10-KSB or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years as required by Item 9(c) (1) of
Schedule 14A.

"Audit Fees" billed for the last two fiscal years for professional services rendered by the principal accountant for the audit of our financial statements and review of financial statements included in our Form 10-
KSB or services that are not normally provided by the accountant in connection with statutory and regulatory filings or engagements for the last two fiscal years as required Item 9(c) (1) of Schedule 14A. totals $54,600.

Certifications - Exhibit 31.1 and 31.2

19. Please amend your certifications to conform the language to Item 601 (31) of Regulation S-B.

CERTIFICATION

I, Michael Davies, certify that:

1. I have reviewed this annual report on Form 10-K of Reclamation Consulting and Applications Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(f) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) designed such internal control over financial reporting, or caused ushc internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the efrfectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materiallyaffected, or is reasonably likely to materially affect,k the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the small business issuer's ability to rrecord, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls over financial reporting.

Date:  March 23, 2005

/s/Michael Davies
------------------
Michael Davies
Secretary and Chief Financial Officer


 CERTIFICATION

I, Gordon Davies, certify that:

1. I have reviewed this annual report on Form 10-K of Reclamation Consulting and Applications Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(f) for the small business issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) designed such internal control over financial reporting, or caused ushc internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the efrfectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materiallyaffected, or is reasonably likely to materially affect,k the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the small business issuer's ability to rrecord, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls over financial reporting.

Date:  March 23, 2005

/s/Gordon Davies
----------------
Gordon Davies
President

                 10-QSB for the Period Ended December 31, 2004

Note 7 - Notes Payable - Related Parties

20. You indicate that you have a note payable to a related party which was due on November 30, 2004. Please tell us what the status of that payable is and why it was not repaid by the due date.

Undersigned acknowledges that:

1. This note payable is a current account payable and carries the same terms as the original note although it is a past due payable. This note was not paid as a direct result of insufficient working capital and will be paid in the future.

2. The Company is responsible for the adequacy and accuracy of the disclosure in their filings.

3. Staff Comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

4. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Sincerely,
RCAI

/s/Mike Davies
--------------
Mike Davies
CFO